140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
April 10, 2012 VIA EDGAR AND FEDEX Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, DC 20549-3720	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Amanda Ravitz, Assistant Director Joseph McCann, Staff Attorney Daniel Morris, Special Counsel

Re:	Spansion Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed March 13, 2012 File No. 333-180034

Ladies and Gentlemen:

On behalf of Spansion Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 30, 2012, relating to the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-180034) (the “Registration Statement”) filed with the Commission on March 13, 2012.

The Company is concurrently filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. For the convenience of the Staff, we have enclosed a courtesy package which includes six copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.

We have recited below the comments from the Staff in bold type and have followed each comment with the Company’s response thereto.

Prospectus Cover Page

1.

We note that you have not indicated the number of securities being offered. Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A of the Securities Act. Refer

April 10, 2012

to Regulation S-K Item 501(b)(2) and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website. Revise the prospectus cover page, the selling securityholders table and elsewhere in the prospectus, as appropriate, to disclose the number of securities to be offered prior to requesting effectiveness.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page, the selling securityholders table and elsewhere in the prospectus included in Amendment No. 2 as requested.

2.	Your disclosure in the first paragraph on page 9 indicating that the shares in the table “were or will be exempt” suggests that you may seek to register shares other than those issued to SLS Spansion Holdings in the bankruptcy proceedings. In addition, your disclosure on page 10 that you will provide information about “other selling securityholders” in post-effective amendments or prospectus supplements raises similar concerns. Please disclose in the table on page 9 whether all of the offered shares were issued to SLS Spansion Holdings, LLC pursuant to the plan of reorganization. Alternatively, please explain whether, and if so why, you believe that Rule 430B would permit you to file a prospectus supplement or post-effective amendment to include shares issued in separate offering transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 2 as requested.

Exhibits

3.	We note that you have submitted a request for confidential treatment pursuant to Rule 24b-2 of the Exchange Act for information redacted from certain exhibits to your Form 10-K filed on February 23, 2012. Please note that comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response: In response to the Staff’s comment, the Company has submitted under separate cover the Company’s responses to the above-referenced comments to the Company’s request for confidential treatment. The Company is aware that such comments must be resolved prior to the effectiveness of the Registration Statement.

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We hope that this response and revisions to the Registration Statement are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me at (650) 463-3060 or Robert W. Phillips at (650) 463-3051, or either of us by fax at (650) 463-2600, with any questions or comments regarding this correspondence.

April 10, 2012

Very truly yours,

/s/ Tad J. Freese Tad J. Freese
of Latham & Watkins LLP

Enclosures

cc:	Scot Griffin, Spansion Inc.

Robert W. Phillips, Latham & Watkins LLP